Management Assertion As of and for the year ended December 31) 2001, First Union National Bank (the Bank) complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing, standards V.4. and VI.1, which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period, the Bank had in effect a fidelity bond arid errors and omissions policy in the amount of $200 million and S20 million, respectively. Wac,hovti Socuritips is the trade name under which Wachovsa Corporation conducts its investment banking, capital markets arid institutional securities business throiigh hi3t Uiiion 6ecurmes, Inc. ("RJS1"), member NYSE, NASD. SIPC. and through other bank arid non bank and broker-dealer subsidiaries of Wachovia Corporation, including Wachovia Bank, IN A. and First Union National Bank.